CM

03014937

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17737

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL PROCESSING RECEIVED MAR 05 2003 WASHINGTON, D.C. SECTION 187

REPORT FOR THE PERIOD BEGINNING 01-01-2002 (MM/DD/YY) AND ENDING 12-31-2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hazlett, Burt & Watson, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 Chapline Street
(No. and Street)

Wheeling	WV	26003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy M. Bidwell (304) 233-3312
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bodkin, Wilson & Kozicki, PLLC
(Name — *if individual, state last, first, middle name*)

32-Twentieth Street, Suite 300	Wheeling	WV	26003
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 21 2003

OATH OR AFFIRMATION

I, Timothy M. Bidwell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hazlett, Burt & Watson, Inc., as of December 31, ~~19~~ 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

OFFICIAL SEAL
NOTARY PUBLIC
STATE OF WEST VIRGINIA
SUSAN L. WEISENBORN
Hazlett, Burt & Watson, Inc.
1300 Chapline Street
Wheeling, West Virginia 26003
My Commission Expires June 15, 2008

Susan L. Weisenborn
Notary Public

Timothy M. Bidwell
Signature

Senior Vice President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAZLETT, BURT & WATSON, INC.
TABLE OF CONTENTS
DECEMBER 31, 2002 AND 2001

BODKIN WILSON & KOZICKI PLLC
CERTIFIED PUBLIC ACCOUNTANTS

John S. Bodkin, Jr., CPA
Dan E Wilson, CPA, MBA
Dennis A. Kozicki, CPA

Malcolm M. Shimp, CPA
Janet L. Roset, CPA
Jason L. Marsh, CPA
Tammy Ramsey, CPA

The Maxwell Centre
32 Twentieth Street, Suite 300
Wheeling, West Virginia 26003

304 232-2280
Fax 304 232-2322
www.bwkcpas.com

Weirton Office
3600 West Street, Suite 4
Weirton, West Virginia 26062

304 748-5550
Fax 304 748-5551

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder
of Hazlett, Burt & Watson, Inc.:

We have audited the statements of financial condition of Hazlett, Burt & Watson, Inc., as of December 31, 2002 and 2001, and the related statements of income, changes in shareholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hazlett, Burt & Watson, Inc., as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 11 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bodkin Wilson & Kozicki PLLC

Wheeling, West Virginia,
February 3, 2003.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
Cash	$ **41,284.18**	$ 180,781.03
Receivables from brokers and dealers	**28,148.69**	2,756.82
Receivables from customers	**4,586,287.05**	7,519,905.57
Receivables from officers and employees	**81,718.29**	14,523.76
Receivables from clearing broker	**340,169.95**	118,133.86
Firm trading account, at market value	**107,696.20**	115,175.89
Firm investment account, at market value	**1,717,335.00**	1,430,878.15
Exchange memberships, at cost (market value $2,000,000 and $2,200,000, respectively)	**79,500.00**	79,500.00
Furniture, equipment and leasehold improvements at cost, less accumulated depreciation of $273,693 and $237,437, respectively	**71,741.28**	95,292.32
Real estate and improvements at cost, less accumulated depreciation of $19,293 and $12,699 respectively	**231,770.29**	235,763.13
Other assets	**367,521.91**	405,571.19
	$ 7,653,172.84	$ 10,198,281.72

LIABILITIES AND SHAREHOLDER'S EQUITY

	2002	2001
Liabilities:		
Payable to brokers and dealers	$ **80,815.76**	$ 4,286,825.49
Payable to customers	**1,047,927.73**	1,250,781.25
Payable to banks	**2,162,309.66**	353,590.57
Accounts payable and accrued liabilities	**366,503.26**	401,880.44
	$ 3,657,556.41	$ 6,293,077.75
Shareholder's equity:		
Capital stock, $1.6667 par value, 250,000 shares authorized; 203,500 shares outstanding in 2002 and 2001	$ **339,173.45**	$ 339,173.45
Less - Treasury stock, 2,000 shares in 2002 and 2001	**(3,333.40)**	(3,333.40)
Capital in excess of par value	**400,753.50**	400,753.50
Retained earnings	**3,259,022.88**	3,168,610.42
	$ 3,995,616.43	$ 3,905,203.97
	$ 7,653,172.84	$ 10,198,281.72

The accompanying notes are an integral part of these statements.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUES:		
Commissions on security transactions	$ 2,023,898.82	$ 2,288,028.21
Advisory fees	705,221.15	452,959.18
Floor brokerage commissions	391,995.30	425,808.49
Income on firm trading and investments (consisting primarily of trading differentials in securities)	1,630,003.43	1,663,762.20
Interest and dividends	443,892.95	639,419.92
Other	480,623.67	270,886.37
Unrealized appreciation (depreciation) in the value of firm investment or trading accounts	(143,585.06)	178,862.21
	$ 5,532,050.26	$ 5,919,726.58
EXPENSES:		
Employee compensation and benefits	$ 1,862,510.31	$ 1,833,227.03
Commissions	1,623,266.72	1,678,910.43
Communications	210,146.97	186,927.99
Interest	128,496.12	252,816.87
Rent and maintenance	412,140.61	375,528.81
Depreciation	45,420.36	43,718.80
General, administrative and other expenses	742,481.71	607,067.22
	$ 5,024,462.80	$ 4,978,197.15
Net income	$ 507,587.46	$ 941,529.43
Earnings per share based upon net income	$ 2.49	$ 4.63

The accompanying notes are an integral part of these statements.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Capital Stock		Capital in Excess of	Retained	Treasury Stock	
	Shares	Dollars	Par Value	Earnings	Shares	Dollars
Balance, December 31, 2000	203,500	$ 339,173.45	$ 400,753.50	$ 3,039,265.99	2000	$ (3,333.40
Additional shares issued						
Net income for the year ended December 31, 2001				941,529.43		
Distributions to shareholders during the year ended December 31, 2001				(812,185.00)		
Balance, December 31, 2001	203,500	$ 339,173.45	$ 400,753.50	$ 3,168,610.42	2,000	$ (3,333.40
Net income for the year ended December 31, 2002				**507,587.46**		
Distribution to shareholder during the year ended December 31, 2002				**(417,175.00)**		
Balance, December 31, 2002	**203,500**	**$ 339,173.45**	**$ 400,753.50**	**$ 3,259,022.88**	**2,000**	**$ (3,333.40**

The accompanying notes are an integral part of these statements.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF CASH FLOWS
INCREASE (DECREASE) IN CASH
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Cash Flows from Operating Activities:		
Cash received from brokerage operations	**$ 3,514,897.22**	$ 5,391,037.36
Interest and dividends received	**443,892.95**	639,419.92
Cash paid to suppliers and employees	**(4,172,587.04)**	(3,839,930.20)
Interest paid	**(128,496.12)**	(252,816.87)
Cash paid to others - net	**(742,481.71)**	(606,544.22)
Net cash provided (used) by operating activities	**$ (1,084,774.70)**	$ 1,331,165.99
Cash Flows from Investing Activities:		
Payment for purchase of equipment	**$ (17,876.49)**	$ (55,034.29)
(Purchase) sale of investment securities	**(428,389.76)**	72,540.00
Net cash provided (used) by investing activities	**$ (446,266.25)**	$ 17,505.71
Cash Flows from Financing Activities:		
Distributions to shareholders	**$ (417,175.00)**	$ (812,185.00)
Proceeds (payment) of short term borrowing	**1,808,719.10**	(412,425.01)
Net cash provided (used) by financing activities	**$ 1,391,544.10**	$ (1,224,610.01)
Net increase (decrease) in cash	**$ (139,496.85)**	$ 124,061.69
Cash at beginning of year	**180,781.03**	56,719.34
Cash at end of year	**$ 41,284.18**	$ 180,781.03
Reconciliation of Net Income to Net Cash Flows from Operating Activities:		
Net income	**$ 507,587.46**	$ 941,529.43
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	**45,420.36**	43,718.80
Loss on disposal of fixed assets	**-**	523.00
(Gain) loss in unrealized appreciation or depreciation in the value of firm investment or trading accounts	**143,585.06**	(178,862.21)
(Increase) decrease in net receivables - customers	**2,730,765.00**	(1,712,473.38)
(Increase) decrease in other assets	**(29,145.25)**	266,698.23
Decrease in trading securities	**5,827.54**	95,975.04
Increase (decrease) in net payables to brokers and dealers	**(4,453,437.69)**	1,906,091.25
Decrease in accounts payable and accrued liabilities	**(35,377.18)**	(32,034.17)
Net cash provided (used) by operating activities	**$ (1,084,774.70)**	$ 1,331,165.99

The accompanying notes are an integral part of these statements.

HAZLETT, BURT & WATSON, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

1. Summary of Significant Accounting Policies

Organization and Nature of Business - The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the New York Stock Exchange and the National Association of Securities Dealers (NASD). The Company is a West Virginia S Corporation that is a wholly owned subsidiary of HB&W, Inc.

Basis of Accounting - The financial statements are presented using the accrual method of accounting.

Security Transaction Accounting – Firm securities transactions effected in the firm investment account are recorded on a trade date basis. All other firm proprietary and customer security transactions along with related commission revenues and expenses are recorded on a settlement date basis. Settlement is required on the third business day following the trade date.

Firm Trading and Investment Accounts - Securities in the firm trading and investment accounts are carried at market value. Changes in unrealized appreciation or depreciation on the firm trading and investment accounts are reflected in the results of operations along with dividend or interest income from such securities.

Depreciation - Depreciation on real estate and improvements, furniture, equipment and leasehold improvements is provided using various methods over their estimated useful lives.

Statement of Cash Flows - For purposes of the statement of cash flows, cash as presented on the statement, represents cash in banks.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

2. Receivable from and Payable to Brokers and Dealers

Amounts receivable from and payable to other brokers and dealers result from normal trading and borrowing transactions.

	2002	2001
Receivables -		
Dividends and interest receivable	$ 28,149	$ 2,757
Receivable from clearing broker	$ 340,170	$ 118,134
Payables -		
Payable to clearing organization and other brokers	$ 80,816	$ 4,286,825

3. Lease Commitments

The Company leases office facilities and equipment under noncancelable leases which expire at different dates from 2002 through 2007. Certain existing leases contain renewal options. Minimum lease payments under these operating leases are as follows:

2003	$	63,870
2004		21,210
2005		18,029
2006		18,029
2007		18,028
	$	139,166

The Company also leases software related to its brokerage and accounting operations. Historically the terms vary month to month, but generally the term of the lease has been three years with monthly payments ranging from $11,000 to $13,000.

4. Net Capital Requirement

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule requires that the ratio of aggregate indebtedness to net capital not exceed 15 to one. At December 31, 2002, the Company's ratio of aggregate indebtedness to net capital was approximately .9 to one and net capital, as computed in accordance with Rule 15c3-1, was $2,728,176 as compared to a minimum net capital requirement of $250,000.

5. Employee Benefits

The Company has a discretionary, trusteed profit sharing plan covering substantially all employees who have attained age 21 and one year of service. The Company's contribution in 2002 was $136,432. The 2001 contribution was $167,450.

6. Earnings Per Share

Earnings per share are calculated based upon the weighted average number of shares issued during 2002 and 2001. There are no common stock equivalents.

7. Payable to Banks

The Company maintains various lines of credit at local banks which total $1,850,000. As of December 31, 2002, the Company had utilized $169,310 on these lines of credit, leaving a balance available of $1,680,690. These lines of credit are unsecured, are payable on demand and carries interest rates ranging from 3.75% to 4.25%.

The Company maintains a $15,000,000 brokerage credit agreement. As of December 31, 2002, the Company had utilized $1,993,000 on this credit agreement, leaving a balance available of $13,007,000. This credit agreement is collateralized by firm owned securities, non-customer margined securities, and customer's margined securities; is payable on demand; and bears a variable interest rate of 2.5%.

8. Income Taxes

The Company has elected by unanimous consent to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay Federal or State corporate income taxes on its taxable income. Instead, all taxable income flows through to the shareholder. (See Note 11).

9. Firm Trading and Investment Accounts

The statements of financial condition reflect the market value of firm trading and investment accounts. The related cost and unrealized appreciation (depreciation) are as follows:

	December 31			
	2002		2001	
	Firm Trading	Investment	Firm Trading	Investment
Cost	$ 121,046	$ 895,128	$ 126,874	$ 466,739
Market	107,696	1,717,335	115,176	1,430,878
Unrealized Appreciation (Depreciation)	$ (13,350)	$ 822,207	$ (11,698)	$ 964,139

These accounts are comprised of nonderivative financial instruments.

Gross realized gains from the sale of investing securities were $123,520 in 2002 and $210,154 in 2001 which is included in Income on Firm Trading and Investments.

10. Financial Instruments with Off -Balance-Sheet Risk

In the normal course of business, the Company's customer and broker activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or reduces excess positions, when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company might be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls the risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

HAZLETT, BURT & WATSON, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

11. Related Party Transactions

During 1999 a West Virginia Corporation, HB&W, Inc., was formed to serve as a holding company for Hazlett, Burt & Watson, Inc. and Security National Trust Co. Security National Trust Co. is a national nondepository bank that provides trust and custodial services. Both Hazlett, Burt & Watson, Inc. and Security National Trust Co. are 100% owned subsidiaries of HB&W, Inc.

Hazlett, Burt & Watson, Inc. has paid for various costs for HB&W, Inc. and this amount is reflected within the "Other Assets" section of the balance sheet as a receivable. As of December 31, 2002 and 2001, Hazlett, Burt & Watson, Inc. is owed $116,785 and $285,786 from HB&W, Inc.

In addition Hazlett, Burt & Watson, Inc. periodically provides brokerage, clerical, computer support and miscellaneous services at cost and leases office space to Security National Trust Co. The terms of the lease require Security National Trust Co. to pay $23,750 per year for the period January 1, 2000 through December 31, 2004. Security National Trust Co. has the option to renew the lease for one 60-month period at $30,000 per year.

12. Concentrations of Credit Risk

The Company currently maintains operations in Wheeling and Parkersburg, West Virginia and in Lancaster, Pennsylvania. At these locations the Company engages in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

13. Significant Accounting Changes

On April 22, 2002 the Company changed software providers for back-office operations and elected to become a self-clearing broker. Under a self-clearing arrangement, the Company became a direct member of the Depository Trust Company (DTC) and may now clear substantially all customer trades rather than relying on a third party intermediary for providing these services as was the case in the prior omnibus arrangement. Prior to becoming self-clearing the Company financed customer margin accounts through an omnibus account with the clearing broker. The omnibus account is reflected on the balance sheet under payable to brokers and dealers. Customer margin accounts are now financed through brokerage credit agreements. The brokerage credit agreement is reflected on the balance sheet under payable to banks. Collateral pledged on the omnibus account and the brokerage credit agreements are the same (firm owned securities, non-customer margined securities, and customer's margined securities).

HAZLETT, BURT & WATSON, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS IN SUPPORT OF SPECIAL RESERVE BANK ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2002

Computation of total credits:		
Free credit balances and other credit balances in customers' security accounts	$	1,047,709
Money borrowed collateralized by securities carried for the accounts of customers		818,000
Customers' securities failed to receive		15,197
Dividends and interest payable to customer		12
CNS net reconciliation		65,619
Other miscellaneous haircuts and charges		41,841
Payable to banks		169,310
	$	2,157,688
Computation of total debits:		
Debit balance in customers' cash and margin accounts- Total customer debit balances (excluding accounts of officers of $698,700)	$	3,887,587
Minus 1% haircut		(38,876)
Dividends and interest receivable		27,652
Omnibus accounts receivable		340,170
	$	4,216,533
Reserve computation:		
Excess of total credits over total debits required to be on deposit in reserve bank account		None

Note: No differences exist between this schedule and Part II of the unaudited FOCUS Report dated December 31, 2002, filed by the Company, other than immaterial reclassifications between total credits and total debits, plus minor audit adjustments.

HAZLETT, BURT & WATSON, INC.
COMPUTATION OF NET CAPITAL UTILIZING THE BASIC METHOD
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2002

Total shareholder's equity	$	3,995,616
Less - Non allowable assets:		
Securities owned not readily marketable	$	13,200
Exchange memberships, at cost		79,500
Investment in and receivable from affiliate		116,785
Property, furniture and equipment		303,512
Prepaid expenses and other assets		241,269
Loans and advances		119,536
Total nonallowable assets	$	873,802
Less - Capital charges:		
Percentage charge on market value of securities in trading and investment accounts and undue concentrations		393,638
Total nonallowable assets and capital charges	$	1,267,440
Adjusted net capital	$	2,728,176
Computation of aggregate indebtedness:		
Payable to clearing organization	$	65,619
Bank loan - customer collateral		987,310
Failed to receive		15,197
Customers' security accounts including - Free credit balances of $902,202		1,047,927
Accounts payable and accrued expenses		366,504
Aggregate indebtedness	$	2,482,557
Aggregate indebtedness as a percentage of adjusted net capital		91%
Reconciliation with Hazlett, Burt & Watson, Inc. calculation:		
Net capital, as reported in the Company's Part II Focus Report	$	2,728,176
Net audit adjustment		0
Net capital per above	$	2,728,176

HAZLETT, BURT & WATSON, INC.
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2002

	Number of Items
Customers' fully paid and excess margin securities not in the respondent's possession or control as of December 31, 2002, (for which instructions to reduce to possession or control had been issued as of December 31, 2002 but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3)	None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2002, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	None

Note: No material differences exist between this schedule and Part II of the unaudited FOCUS Report dated December 31, 2002, filed by the Company.

BODKIN WILSON & KOZICKI PLLC
CERTIFIED PUBLIC ACCOUNTANTS

John S. Bodkin, Jr., CPA
Dan E Wilson, CPA, MBA
Dennis A. Kozicki, CPA

Malcolm M. Shimp, CPA
Janet L. Roset, CPA
Jason L. Marsh, CPA
Tammy Ramsey, CPA

The Maxwell Centre
32 Twentieth Street, Suite 300
Wheeling, West Virginia 26003

304 232-2280
Fax 304 232-2322
www.bwkcpas.com

Weirton Office
3600 West Street, Suite 4
Weirton, West Virginia
26062

304 748-5550
Fax 304 748-5551

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Shareholder
of Hazlett, Burt & Watson, Inc.:

In planning and performing our audit of the financial statements of Hazlett, Burt & Watson, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following: (1) Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets

for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wheeling, West Virginia,
February 3, 2003.

Bodkin Wilson & Kozicki PLLC